NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-27 NOV 28, 2006

Rubicon Minerals Corporation Provides Summary of Plan of Arrangement Status

David W. Adamson, President and CEO of Rubicon Minerals Corporation (“Rubicon”) is pleased to provide the following summary of the status of its Plan of Arrangement (“Plan”) in order to address enquiries by investors who have requested an explanation of the relatively complex technical disclosure that has been issued to date.

1.	What is the Plan of Arrangement and Why Did Rubicon Decide to Carry it Out?

In Rubicon’s opinion, as supported by independent valuations, its share price does not fully reflect the value of its diverse asset base. It is therefore spinning out it assets, such that shareholders of Rubicon as of the Share Distribution Record Date will become new shareholders of two new publicly traded companies as well as retaining their current Rubicon shareholdings. Investors should note that the Plan is subject to certain conditions, specified in Rubicon’s Information Circular dated July 7, 2006 on www.sedar.com and summarized below.

2.	What are the Assets?

The Assets comprise:

a)
Rubicon’s Red Lake, Ontario gold assets, which will be maintained in Rubicon post completion of the Plan. Rubicon has announced a $2.6 million exploration budget for Red Lake and has recently announced commencement of two drill programs with additional drilling slated to occur over the next 6-9 months (see Rubicon website for full details and summary presentations). Rubicon will have in excess of $11 million in its treasury as of Plan completion.

b)
Rubicon’s 39.6% shareholdings in Africo Resources Ltd. which, post completion of the Plan will be distributed to Rubicon shareholders who, at that time, will become shareholders in a new TSX-listed company (currently named CopperCo, and sometimes referred to herein as New Africo, although it will change its name back to Africo post completion of the Plan). New Africo’s key asset will be the Kalukundi copper-cobalt deposit in the DRC. Please refer to the Rubicon website and recent news releases for details of the Kalukundi deposit. New Africo has raised gross proceeds of $20 million, which are being held in escrow pending completion of the Plan (see Rubicon news release dated November 23, 2006).

c)
Rubicon’s Newfoundland gold and base metal assets, which will be held in a new TSX Venture Exchange listed company called Paragon Minerals Corporation. Post completion of the Plan, following the distribution of a portion of its shares to current Rubicon shareholders, Paragon will have approximately 20 million shares issued and outstanding. A total of $4 million in gross proceeds, $1.9 million of which was placed by Altius Resources Inc., is being held in escrow pending Plan completion which will allow Paragon to spend in excess of $3 million on exploration (including partner funded programs) over the next 18 months under the leadership of its present Newfoundland exploration group.

3.	What are the expected share exchange ratios?

As of the Share Distribution Record Date and subject to minor modification, all then existing Rubicon shareholders will automatically be entitled to receive, without further payment or consideration, shares in each of Rubicon, New Africo and Paragon, based on the following exchange ratios:

a)	Rubicon - 1 : 1

b)	New Africo - 10.81 : 1 (each 10.81 shares held in Rubicon as of the Share Distribution Record Date will be exchanged for one share of New Africo)

c)	Paragon - 6 : 1 (each six shares held in Rubicon as of the Share Distribution Record Date will be exchanged for one share of Paragon)

4.	When Will the Effective Date Be?

The Effective Date is the date on which the Plan becomes legally effective. Since the Plan is still subject to closing conditions (see below), Rubicon cannot provide an exact date at this time. However, it has provided guidance that, assuming the conditions are met, it expects to close in early December, 2006.

5.	When Will the Share Distribution Record Date Be?

The Share Distribution Record Date is a date which will be fixed by the TSX to establish a “cut-off date” in order to determine which Rubicon shareholders are entitled to receive shares in the new companies summarized above. Each shareholder who holds Rubicon shares on that date will receive shares in the new companies (based on shareholdings held by the shareholder on that date). Shares of Rubicon purchased by an investor after the Share Distribution Record Date (regardless of whether the investor is a holder, as of the Share Distribution Record Date, of other Rubicon shares) will not be eligible for “spinout” shares in New Africo and Paragon. TSX rules require that at least seven trading days’ notice be given to the TSX in advance of the Share Distribution Record Date, once Rubicon has set the Effective Date. Therefore, Rubicon expects that that the Share Distribution Record Date will occur approximately seven trading days after the Effective Date. Rubicon will advise its Shareholders of the exact date as soon as it is known.

6.	When is the last day I can purchase shares in order to participate in the spinout?

The last opportunity for investors to purchase Rubicon shares in order to participate in the spinout will be three trading days prior to the Share Distribution Record Date. Rubicon will issue a news release in due course following the Effective Date in which the exact Share Distribution Record Date will be communicated to investors.

7.	What will the new shares be worth?

This is unknown since they are not yet trading. However, Africo’s escrowed funds were raised at a unit price of $4 per unit and those of Paragon at between $0.50 and $0.60 (non flow through versus flow through price per share). Rubicon’s value post Plan will be based on the value of its Red Lake assets. It is the Company’s view that the current share price of Rubicon does not fully reflect the sum of its parts.

8.	Will there be any restrictions on the shares?

The shares will be free of statutory hold periods upon successful completion of the Plan.

9.	What if I hold existing Rubicon warrants?

Warrant holders can exercise their warrants at any time up to their current expiry date at which time they will receive shares of the three companies in the ratios described above.

10.	What are the conditions to completing the Arrangement?

The key remaining conditions are:

a.	Final court approval by the Supreme Court of British Columbia. A hearing date has been set for November 29th, 2006.

b.	A final tax ruling from CRA.

c.	Required listing approvals from the TSX and the TSX Venture Exchanges.

11.	Where can I obtain further information?

Detailed information of the Plan and the assets of the above companies is summarized in the Rubicon Information Circular dated July 7, 2006 and available on www.sedar.com. Shareholders are urged to review the Information Circular in light of their own financial and legal circumstances. Additional information is summarized in subsequent news releases and material change reports are also available on Sedar. Further technical information on the assets such as 43-101 technical reports is also available on Sedar. For additional enquiries or questions, please contact the Company directly.

RUBICON MINERALS CORPORATION

David W. Adamson

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President & CEO

Forward Looking Statements

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “shall”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding Rubicon’s proposed Plan of Arrangement and in particular the matters relating to its completion.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder, regulatory, court or governmental approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward -looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory, court and governmental approvals for Rubicon’s, Paragon’s, Africo’s and CopperCo’s proposed transactions, the availability of financing for Rubicon’s, Paragon’s, Africo’s and CopperCo’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.